CFO Services Group

Profit and Loss

January - December 2020

	TOTAL
Income	
Accounting Products Revenues	89,341.00
Accounting Services Revenues	453,321.90
Classes & Workshop Revenues	1,115.09
Discounts Contra-Revenues	-2,081.10
Other Revenues	8,447.30
Project Revenue	720.00
Uncategorized Income	0.00
Total Income	**$550,864.19**
Cost of Goods Sold	
Costs of Labor	257,875.38
Costs of Services	4,733.13
Total Cost of Goods Sold	**$262,608.51**
GROSS PROFIT	**$288,255.68**
Expenses	
GSA Expenses	65,672.09
Management Expenses	38,526.53
Sales & Marketing Expenses	152,732.97
Total Expenses	**$256,931.59**
NET OPERATING INCOME	**$31,324.09**
NET INCOME	**$31,324.09**